SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 18, 2008

Barclays PLC and
Barclays Bank PLC
(Registrant’s Name)

1 Churchill Place
London E14 5HP
England
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-151932) AND FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

EXHIBIT INDEX
Result of Placing and Open Offer dated 18 July 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC

By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Deputy Company Secretary

BARCLAYS BANK PLC
By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Deputy Company Secretary
Date: July 18, 2008

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Open Offer to persons not resident in the United States or the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
18 July 2008
Barclays PLC

Result of Placing and Open Offer
On 25 June 2008, the Board of Directors of Barclays announced details of a Share Issue to raise approximately £4.5 billion through the issue of 1,576 million New Ordinary Shares. The Firm Placing of 169 million New Ordinary Shares was completed on 4 July and the Open Offer closed on 17 July in accordance with its terms.
Barclays announces that valid applications under the Open Offer have been received from Qualifying Shareholders in respect of 267,115,898 Open Offer Shares in aggregate. This represents 19.0 per cent. of the Open Offer Shares offered pursuant to the Open Offer.
Accordingly, the remaining 1,140,310,966 Open Offer Shares have been allocated to Qatar Investment Authority, Challenger, China Development Bank, Temasek and certain leading institutional shareholders and other investors with whom they had been conditionally placed.
John Varley, Group Chief Executive of Barclays, said:
“I’m pleased to welcome new shareholders to our register as a result of our capital raising. We look forward to building on our relationships with our new shareholders, Qatar Investment Authority and Sumitomo Mitsui Banking Corporation, and we appreciate the support of existing owners of our shares including China Development Bank, Temasek, and other institutional holders.”
Admission and commencement of dealings in Open Offer Shares is expected at 8.00 a.m. on 22 July 2008. Open Offer Shares in uncertificated form are expected to be credited to CREST accounts at 8.00 a.m. on 22 July 2008, and definitive share certificates for the New Ordinary Shares in certificated form and statements of entitlement for Sharestore members are expected to be despatched by 25 July 2008.
Listing of new ADSs on the New York Stock Exchange is expected to occur on 22 July 2008, and new ADSs are expected to be delivered to each ADS subscriber as soon as practicable after the delivery of the underlying New Ordinary Shares to the depositary’s custodian, which is expected to be on 22 July 2008.

ENQUIRIES

ANALYSTS AND INVESTORS Mark Merson	+44 (0) 20 7116 5752
John McIvor	+44 (0) 20 7116 2929
MEDIA Alistair Smith	+44 (0) 20 7116 6132
Ebony Kenny	+44 (0) 20 7116 6217
Capitalised terms used in this announcement shall have the same meaning given to them in Barclays announcement of 25 June 2008 referred to above.
This announcement should be read in conjunction with the full text of the Prospectus published by Barclays on 25 June 2008 in relation to the Share Issue. Copies of the Prospectus are available, free of charge, for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. In addition, copies of the Prospectus are available for inspection during normal business hours on Monday to Friday of each week (public holidays excepted) at Barclays registered office and on its website www.barclays.com.
This announcement is not a prospectus but an advertisement. Investors should only rely on the information contained in the Prospectus and any documents incorporated therein by reference.
This announcement shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The times and dates mentioned throughout this announcement may be adjusted by Barclays in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, existing Shareholders. References to times in this announcement are to London times unless otherwise stated. Different deadlines and procedures may apply in certain cases.
This announcement has been issued by and is the sole responsibility of Barclays. The distribution of this announcement, the offering of the New Ordinary Shares pursuant to the Placing and the availability of the Open Offer to persons not resident in the United States and the United Kingdom may be affected by the laws of the relevant jurisdictions. It is the responsibility of any person (including, without limitation, nominees and trustees) outside the United States or the United Kingdom who has applied for New Ordinary Shares under the Open Offer to satisfy himself or herself as to the full observance of the laws of any relevant territory in connection therewith, including obtaining any governmental or other consents that may be required, observing any other formalities required to be observed in such territory and paying any issue, transfer or other taxes due in such territory. Any failure to comply with such laws may constitute a violation of the securities laws of any such jurisdiction.
Copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from any Restricted Jurisdiction into which the same would be unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Placing and Open Offer invalid.
The New Ordinary Shares issued pursuant to the Firm Placing and to be issued pursuant to the Placing and Open Offer have not been, and will not be, admitted to trading on any stock exchange other than the London Stock Exchange and, as applicable, in the form of American Depositary Shares (ADS) on the New York Stock Exchange.
The Open Offer Shares have not been offered or sold directly or indirectly within the borders of the People’s Republic of China. This announcement or the information contained herein has not been approved by or registered with any relevant governmental authorities in the People’s Republic of China and may not be offered for sale in the People’s Republic of China. Investors with registered addresses in, or who are resident or ordinarily resident in, or a citizen of, the People’s Republic of China are responsible for obtaining all relevant government regulatory approvals/licences (if any) themselves, including, but not limited to, any which may be required from the State Administration of Foreign Exchange and other competent regulatory authorities and complying with all relevant People’s Republic of China regulations (if applicable), including, but not limited to, any relevant foreign exchange regulations and/or overseas investment regulations.
Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.